FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1    Press Release dated June 27, 2014 - Canarc to Drill Windfall Hills Project and Raise Flow-Through Financing
99.2    Press Release dated June 27, 2014 - Canarc Announces Results of its Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 27, 2014
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer